June 18, 2025

Aaron Rosenberg
Chief Financial Officer
BeOne Medicines Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay

       Re: BeOne Medicines Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-3786
Dear Aaron Rosenberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences